**ING Life Insurance and Annuity Company
and its
Variable Annuity Account C**

ING MAP Plus NP^{SM}

**Supplement dated January 18, 2012 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 29, 2011, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

I.   IMPORTANT INFORMATION REGARDING ING INVESTMENT MANAGEMENT CO.

Effective December 31, 2011, ING Investment Management Co. merged with and into ING Investment Management Co. LLC. Accordingly, all references in your Contract Prospectus and Contract Prospectus Summary to ING Investment Management Co. are deleted and replaced with ING Investment Management Co. LLC.

**II.   IMPORTANT INFORMATION REGARDING ING INTERNATIONAL CAPITAL
         APPRECATION FUND**

> *Please Note: The following information only affects you if you currently invest in a subaccount that corresponds to the ING International Capital Appreciation Fund.*

On January 12, 2012, the Board of Trustees of ING Mutual Funds approved a plan of liquidation relating to ING International Capital Appreciation Fund. It is expected that the liquidation will take place after the close of business on March 23, 2012 (the "Closing Date"). After the Closing Date, amounts that were allocated to the subaccount that invested in this fund will be automatically reallocated to the subaccount that invests in the ING Money Market Portfolio (Class I).

Voluntary Transfers Before the Effective Date of the Liquidation. Any time prior to the Closing Date, you may transfer amounts that you have allocated to the subaccount that invests in the ING International Capital Appreciation Fund to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section on page 12 of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

Automatic Reallocation Upon Liquidation. There will be no charge for the automatic reallocation into the ING Money Market Portfolio (Class I), and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

Future Allocations. After the Closing Date, the subaccount that invested in the ING International Capital Appreciation Fund will no longer be available through your Contract Prospectus or Contract Prospectus Summary. Any future allocations directed to the subaccount that invested in this fund will be automatically allocated to the subaccount that invests in the ING Money Market Portfolio (Class I).

Information about the ING Money Market Portfolio. Summary information about the ING Money Market Portfolio (Class I) can be found in Appendix IV – Fund Descriptions in your Contract Prospectus, Appendix V – Availability of Certain Funds in you Contract Prospectus Summary, and in the fund fact sheet for that fund. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting our Customer Service Center as noted on the previous page.

There will be no further disclosure regarding the ING International Capital Appreciation Fund in future Contract Prospectuses or Contract Prospectus Summaries.

Effective January 17, 2012, the ING International Capital Appreciation Fund (Class I) was closed to new plans. Participants in plans that offer the ING International Capital Appreciation Fund (Class I) prior to January 17, 2012 may continue to invest until the Closing Date.

III. IMPORTANT INFORMATION REGARDING LORD ABBETT DEVELOPIONG GROWTH FUND, INC.

Effective at the close of business on January 15, 2012, Lord Abbett Developing Growth Fund, Inc. (Class A) is only available to retirement and benefit plans offering the Fund as an investment option to the plans' participants on or before January 15, 2012.

IV. IMPORTANT INFORMATION REGARDING ING U.S. BOND INDEX PORTFOLIO

Effective on or about February 21, 2012, ING Investment Management Co. LLC will replace Neuberger Berman Fixed Income LLC as subadviser to the ING U.S. Bond Index Portfolio. Accordingly, all references in your Contract Prospectus and Contract Prospectus Summary to Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio are deleted and replaced with ING Investment Management Co. LLC.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***